Exhibit 99.1

MINEFINDERS
CORPORATION LTD.	Suite 2288-1177 West Hastings St.
Vancouver, BC V6E 2K3
Tel. (604) 687-6263
TSX : MFL	Fax (604) 687-6267
NYSE AMEX : MFN	www.minefinders.com

NEWS RELEASE

MINEFINDERS RECEIVES POSITIVE ASSESSMENT OF A MILL ADDITION AT THE DOLORES MINE

(All figures are in United States dollars unless otherwise stated)

Vancouver, British Columbia – April 8, 2010 – Minefinders Corporation Ltd. is pleased to report that it has received the results of an independently prepared draft pre-feasibility study (the “study”) assessing the addition of a mill at its Dolores Mine in Mexico.

The mill addition scenario contemplated in the study represents one of a number of mill options under consideration by Minefinders. The results of the study support, and the Board of Directors has approved, progression to a detailed feasibility study on a mill addition at Dolores. In advancing the feasibility study, additional mill options will be reviewed and evaluated in the context of the economic considerations pertinent to Minefinders prior to a construction decision. Once Minefinders has reached a decision with respect to a mill addition, a technical report supporting the decision will be filed.

“We are very satisfied with the results of the study which has confirmed our expectation that the addition of a mill would be of benefit to the operation”, said Mark Bailey, President and CEO. “We are committed to responsible growth at Dolores and are progressing on that basis. Minefinders is in the enviable position of having a profitable heap leach operation at Dolores which allows us to be thorough in investigating and considering a number of mill options. These include scenarios with lower initial capital costs that both capture the high grade ore in the open pit and provide the infrastructure necessary to develop a new underground mine at Dolores in the future if it is prudent to do so.”

Study Highlights:

  addition of a 6,500 tonnes per day mill to the existing 18,000 tonnes per day heap leach operation with anticipated production from the mill commencing in the second quarter 2012;

  combined mill and heap leach production from the current open pit mine of 1,731,693 ounces of gold and 74,239,878 ounces of silver over an 11 year mine life;

  life of mine average cash operating costs (excluding royalties) estimated at $348 per gold equivalent ounce; and

  initial capital costs, including a $23.5 million contingency and accuracy provision, of $163.3 million with total life of mine sustaining capital costs for both the mill and heap leach operation estimated at $42.5 million.

The production projection is based on the 2007 resource estimate as audited by the independent engineering firm of Chlumsky, Armbrust and Meyer (“CAM”) of Denver, Colorado. A NI 43-101-compliant technical report in support of this updated resource audit was filed on July 27, 2007. The CAM resource was updated for use in the study using the current topography of the open pit to account for mined-out ore.

The study was prepared for Minefinders by GRD Minproc Limited. David (Dan) Greig, employed by GRD Minproc Limited as Principal Geologist, is the Qualified Person responsible for the overall preparation of the report.

Dolores Mine Mill Addition Economics

The table set out below summarizes the results of the findings from the study. Base case metal price assumptions of $825 per ounce gold and $14 per ounce silver were used in the economic analysis.

	Base Case	Spot Case
Gold	$825 per ounce	$1,100 per ounce
Silver	$14 per ounce	$17 per ounce

NPV[1] 0% discount – pre-tax	$1.178 billion	$1.865 billion
NPV[1] 5% discount – pre-tax	$0.861 billion	$1.388 billion

IRR[2] – pre-tax	17%	48%

[1]Net present value of the combined heap leach and mill operation.
[2]Internal rate of return accounting solely for the impact of the mill addition.

Dolores Upside Potential

A number of promising exploration targets were previously identified on the 27,000 hectare Dolores Mine concessions. Minefinders has refocused on exploration and testing of mineralized deposits adjacent to the main deposit. An 18,000 metre drilling program is presently underway with the goal of expanding resources and reserves at Dolores. In addition, Minefinders is investigating options to commence exploration of the underground mineralization below the current open pit. With the limited work to date, there appear to be significant opportunities to potentially increase current reserves at Dolores.

The mill addition in the study does not take into account the significant high-grade gold and silver mineralization already identified and reported that lies below and up to one kilometre peripheral to the pit (see attached tables listing a selection of these previously reported drill results). Taking these drill results into consideration, it is expected that the addition of a mill at Dolores would unlock this upside by providing the infrastructure necessary to process high-grade material from potential future underground operations in addition to the higher-grade ore in the existing open pit resource.

Qualified Person

Mark Bailey MSc., P.Geo., is the "qualified person" with overall responsibility for the Dolores Project and is responsible for the contents of this news release.

About Minefinders

Minefinders is a precious metals mining and exploration company and operates the multi-million ounce Dolores gold and silver mine in Mexico. The Company continues its exploration efforts on other prospective projects in Mexico.

Investor contact:
Mike Wills
Minefinders Corporation Ltd.
Toll Free (866) 687-6263
mike@minefinders.com

Forward Looking Statements
This release contains certain "forward-looking statements" and "forward-looking information" as defined under applicable Canadian and U.S. securities laws. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "continue" or similar terminology. Forward-looking statements are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Certain of the statements made herein by Minefinders are forward-looking and subject to important risk factors and uncertainties, both known and unknown, many of which are beyond the Company’s ability to control or predict. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Those factors are described or referred to under the heading "Risk Factors" in Minefinders' Annual Information Form for the year ended December 31, 2009 and under the heading "Risks and Uncertainties" in Minefinders' Management’s Discussion and Analysis for the year ended December 31, 2009, both of which are incorporated by reference herein and are available on SEDAR at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Minefinders does not undertake to update any forward looking statements that are incorporated by reference, except in accordance with applicable securities laws. There is no assurance that the Company will proceed with the construction of the mill addition described in the above-mentioned study and there is no assurance that the results of the study will be realized if the mill addition is constructed.

Table I – A selection of drill intercepts from beneath and outside of the current pit

The selection of previously reported drill intercepts in this table occur over 875 metres of strike length from Section 1900 to 2750 at depths ranging from 20 to 200 metres below the life of mine open-pit at Dolores.

DDH No.	Section (m)	Intercept metres	Width metres*	Width feet	Au grams per tonne ("gpt")	Ag gpt	Aueq** gpt
D-389	1900	225-235.5	10.5	34.4	6.712	198.3	9.763
		includes:	2.5	8.2	15.837	331.1	20.931

D-390	1925	245-255	14.0	45.9	4.280	106.2	5.914
		253-255	2.0	6.6	8.260	258.3	12.234

D-352	1925	177.5-186	8.5	27.9	4.589	126.1	6.529
		includes:	1.5	4.9	10.540	243.1	14.280

D-38	1975	278-286	8.0	26.4	3.736	63.9	4.719
		includes:	2.0	6.6	7.560	171.4	10.197

D-354	2000	191-199	8.0	26.4	12.047	380.6	17.902
		includes:	3.5	11.5	24.361	821.7	37.003

D-107	2000	279.9-287.9	8.0	26.4	11.125	528.9	19.262
		includes:	4.0	13.1	19.389	1026.9	35.187

D-298	2025	368-374	6.0	19.7	14.273	924.3	28.493

D-346	2050	407-411	4.0	13.1	2.074	59.0	2.982

D-85	2225	267.1-272.1	5.0	16.4	3.620	13.9	3.834
and		279.7-282	2.3	7.5	15.669	277.7	19.941

D-274	2400	402-410	8.0	26.4	4.817	116.35	6.607
		includes:	4.0	13.1	7.571	141.65	9.750

D-394	2500	423-425	2.0	6.6	8.770	182	11.570

D-326	2600	500-510	10.0	32.8	3.914	21.0	4.237
		includes:	2.0	6.6	8.020	12.4	8.211

D-212	2625	474-478	4.0	13.1	24.863	323.1	29.834

D-193	2625	480-487	7.0	23.0	21.126	43.24	21.791
		includes:	1.0	3.3	119.863	227.5	123.363

D-260	2750	394-400.7	6.7	22.0	10.919	135.7	13.007
		includes:	1.7	5.6	19.931	476.1	27.256

D06-430	2775	84.0-98.0	14.0	45.9	0.651	41.4	1.288
		282.0-432.0	150.0	492.2	3.62	8.9	3.757
		Inc. 357.0-373.0	16.0	52.5	29.8	14.7	30.026

D06-443	2600	250.0 -275.0	25.0	82.0	1.28	80.6	2.520
		Inc. 268.0-275.0	7.0	22.97	3.73	111.4	5.444
		352.0-353.0	1.0	3.3	17.69	2095.5	49.928
		388.0-390.0	2.0	6.6	7.27	1,104.5	24.262
		426.0-530.0	104.0	341.2	2.92	52.9	3.734
		Inc. 460.0-485.0	25.0	82.0	6.42	117.5	8.228
		Inc. 501.0-522.0	21.0	68.9	3.70	29.6	4.155
		With 514.0-519.0	5.0	16.4	6.98	31.4	7.463

D06-449	2600	242.0 – 279.0	37.0	121.4	0.37	52.1	1.172
		Inc. 259.0-264.0	5.0	16.4	0.92	144.2	3.138
		277.0-279.0	2.0	6.6	2.81	105.5	4.433
		446.0-527.0	81.0	265.8	3.12	39.6	3.729
		Inc 446.0-452.0	6.0	19.7	19.62	294.1	24.145
		And 483.0-492.0	9.0	29.5	6.24	43.6	6.911
		And 496.0-498.0	2.0	6.6	5.38	9.8	5.531
		And 502.0-504.0	2.0	6.6	7.49	15.6	7.730

*Intercept widths are assay intervals and not necessarily true width.
**Gold equivalent grade based on 65:1, gold: silver, ratio.

Table II – A selection of drill intercepts from the East Dike

The selection of previously reported drill intercepts in this table occur over 350 metres of strike length from Section 1,850 N through 2,200 N

RC Drill Hole No.	Section (m)	Intercept metres	Width metres*	Width feet	Au grams per tonne ("gpt")	Ag gpt	Aueq** gpt
R-364	2175	138.7-140.2	1.5	5	17.660	61	18.598

R-363	2175	0-83.8	83.8	275	2.013	76.4	1.103
		includes:	30.5	100	4.921	139.4	7.066
		includes:	9.1	30	13.966	283.3	18.324

R-359	1950	0-41.1	41.2	135	4.066	148.1	6.344
		includes:	9.1	30	14.020	319.2	18.931

R-347	2150	53.3-54.9	1.5	5	11.245	544.8	19.627

* Intercept widths are assay intervals and not necessarily true width.
**Gold equivalent grade based on 65:1, gold: silver, ratio.